33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

July 11, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings
~~The Chuo Mitsui Trust and Banking~~ Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

ANNOUNCEMENT REGARDING DISSOLUTION OF A SUBSIDIARY

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

7/16

July 10, 2007

To whom it may concern:

Mitsui Trust Holdings, Inc.
Code No.: 8309

Announcement regarding Dissolution of a Subsidiary

Mitsui Trust Holdings, Inc. (the "Company") hereby announces that it has resolved to dissolve MTH Preferred Capital 2 (Cayman) Limited, one of its overseas special purpose subsidiaries, as previously announced on May 25, 2007.

The outline of the subsidiary and schedule of the dissolution has not changed from the announcement on May 25, 2007.

(Reference: Outline of the subsidiary to be dissolved and schedule of the dissolution)

Name	MTH Preferred Capital 2 (Cayman) Limited
Location	P.O.Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands
Name of Representative	Nobuo Iwasaki
Details of Business	Issuance of preferred securities and underwriting of perpetual subordinated bonds of the Company
Date of Establishment	March 11, 2002
Capital Stock	31,600,000,000 yen (Capital stock following full redemption of the preferred securities resolved at the meeting of the Board of Directors held on May 25, 2007 is expected to be 2,000,000,000 yen.)
Dissolution Schedule	Planned to be liquidated before the end of March 2008

For inquiries concerning this matter, please contact:
Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827

END